OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MIRANDA GRANTS OPTIONS and appoints new cfo

Vancouver, BC, Canada –October 21, 2013 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) reports that the Directors granted stock options to directors, officers, employees and consultants on 1,142,500 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.155 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 50% immediately, and 50% in twelve months from date of grant.

Miranda also reports that Doris Meyer has notified the Company of her decision to retire as Chief Financial Officer with effect from October 17, 2013. Ms. Meyer has served in this role since 2006. She will remain as Corporate Secretary.

On behalf of the Board of Directors, Ken Cunningham, Chief Executive Officer of Miranda, would like to thank Ms. Meyer for her many contributions over the years as Chief Financial Officer and is pleased that she will remain on as Corporate Secretary.

Mr. Len Goldsmith has been appointed as Chief Financial Officer. Mr. Goldsmith is a Certified General Accountant and Accredited Chartered Certified Accountant (UK) and has served as the Company controller since 2010. Mr. Goldsmith has over 25 years experience including roles as Chief Financial Officer, Canada Revenue Agency auditor, public practice accountant, manager of budgets and analysis, and accounting services manager, among others.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.